July 8, 2009

Mr. William S. Ayer
Chairman and Chief Executive Officer
Alaska Air Group
19300 International Boulevard
Seattle, WA 98188

> **Re:** **Alaska Air Group**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-08957**

Dear Mr. Ayer:

We have reviewed your response letter dated June 16, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Exhibit Index, page 104

1. We note your response to our prior comment 3. Please confirm that in future filings you will follow the procedures set forth in Section II.D.5 of Staff Legal Bulletin No. 1 (with Addendum) dated July 11, 2001 and indicate in your agreements at the appropriate places that the confidential portion has been so omitted and filed separately with the Commission.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Advisor

cc: Via Facsimile